Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement to Form S-1 (File No. yet to be assigned) of our audit report dual dated July 2, 2024 and December 9, 2024, with respect to the consolidated balance sheets of Nordicus Partners Corporation as of March 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024.

Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern as well as a paragraph about a reverse stock split.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Spokane, Washington

July 2, 2024 except for reverse split discussed at Note 10, as to which the date is December 9. 2024